The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 6, 2011, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on May 26, 2011.

Pursuant to the terms of the Rights to Purchase Common
Stock of Retail Ventures Inc., the Rights expired and became null and void on May 26, 2011.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended on May 26, 2011.